02045364

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION RECEIVED JUL 0 1 2002 WASH. D.C.

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

PROCESSED
JUL 1 7 2002
THOMSON FINANCIAL

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan and Trust
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Item 1 - Audited Statements of Financial Condition
The information provided on Page 2 of the Independent Auditors' Report is incorporated herein by reference. The notes to the financial statements on Pages 4 - 10 of the Independent Auditors' Report should be read in conjunction with the statements.

Item 2 - Audited Statements of Income and Changes in Plan Equity
The information provided on Page 3 of the Independent Auditors' Report is incorporated herein by reference. The notes to financial statements provided on Pages 4 - 10 of the Independent Auditors' Report should be read in conjunction with the statements.

Item 3 - Schedules
The information provided on Pages 11 - 15 of the Independent Auditors' Report is incorporated herein by reference.

Item 4 - Exhibits

The following items have been attached as exhibits:

Exhibit I - Independent Auditors' Report

Exhibit II - Consent of Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Financial Corporation Employee
Stock Ownership Plan and Trust

Name of plan

Date 6/25/02

Peoples Financial Corporation Employee
Stock Ownership Plan Committee, Trustee
Jackie L. Henson, Chairperson

Financial Statements

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

December 31, 2001

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

Financial Statements

December 31, 2001

Contents

PILTZ, WILLIAMS, LAROSA & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Independent Auditors' Report

To the Trustee
Peoples Financial Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of Peoples Financial Corporation Employee Stock Ownership Plan, as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

On January 1, 2001, the assets of the Peoples Financial Corporation 401(k) Plan were transferred into another Plan. See Note J for details relating to the transfer.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included at Pages 11-15 are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Piltz, Williams, LaRosa & Co.
Certified Public Accountants

Biloxi, Mississippi
June 4, 2002

Peoples Financial Corporation
Employee Stock Ownership Plan
Statements of Net Assets Available for Plan Benefits

Assets	December 31, 2001 Allocated	December 31, 2001 Unallocated	December 31, 2001 Total	December 31, 2000 Allocated	December 31, 2000 Unallocated	December 31, 2000 Total
Investments:						
Certificates of deposit	$	$	$	$ 64,000	$	$ 64,000
Common stock, at fair value (cost of $1,408,392 in 2001 and $1,981,207 in 2000)	**8,344,149**		**8,344,149**	11,770,761	247,624	12,018,385
Mutual funds, at fair value (cost of $3,484,341 in 2000)				3,889,650		3,889,650
Total investments	**8,344,149**		**8,344,149**	15,724,411	247,624	15,972,035
Contributions receivable from sponsor				76,859		76,859
Cash	**46,090**		**46,090**	87,817		87,817
Total assets	**8,390,239**		**8,390,239**	15,889,087	247,624	16,136,711
Liabilities						
Notes payable	**174,043**		**174,043**	108,000	420,841	528,841
Other liabilities	**430**		**430**	763		763
Total liabilities	**174,473**		**174,473**	108,763	420,841	529,604
Net assets available for plan benefits	**$ 8,215,766**	**$**	**$ 8,215,766**	$ 15,780,324	$(173,217)	$ 15,607,107

See Notes to Financial Statements.

Year Ended December 31, 2000			Year Ended December 31, 1999		
Allocated	Unallocated	Total	Allocated	Unallocated	Total
$(9,358,034)	$(190,204)	$(9,548,238)	$ 2,645,773	$ 56,086	$ 2,701,859
9,718		9,718	9,154		9,154
152,100	4,043	156,143	149,470	1,833	151,303
249,005		249,005	181,145		181,145
(8,947,211)	(186,161)	(9,133,372)	2,985,542	57,919	3,043,461
493,994		493,994	473,819		473,819
275,333	161,526	436,859	241,830	118,170	360,000
149,420		149,420	184,694		184,694
(8,028,464)	(24,635)	(8,053,099)	3,885,885	176,089	4,061,974
12,202	45,568	57,770	1,890	25,597	27,487
2,309,672		2,309,672	942,055		942,055
	149,420	149,420		184,694	184,694
2,321,874	194,988	2,516,862	943,945	210,291	1,154,236
(10,350,338)	(219,623)	(10,569,961)	2,941,940	(34,202)	2,907,738
			(56,815)	56,815	
(10,350,338)	(219,623)	(10,569,961)	2,885,125	22,613	2,907,738
26,130,662	46,406	26,177,068	23,245,537	23,793	23,269,330
$ 15,780,324	$(173,217)	$ 15,607,107	$ 26,130,662	$ 46,406	$ 26,177,068

See Notes to Financial Statements.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements

A. Description of Plan

The following description of the Peoples Financial Corporation (Company) Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

1. **General** – The Plan is a defined contribution plan covering all full-time employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on the January 1st or July 1st, following the employee's initial date of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. **Employer Contributions** – A summary of employer contributions is as follows:

Discretionary Optional: Annual contributions are determined by the Company's Board of Directors. The annual contributions are subject to the maximum amount which can be allocated to any participants' account, an amount not to exceed the lesser of 25% of the employee's compensation or $30,000 as adjusted for increases in cost of living pursuant to Section 415(d) of IRS Code of 1986, as amended.

Discretionary Matching: Contributions are determined at the sole discretion of the Board of Directors. Contributions can be up to a maximum of 100% of the Participant's Salary Reduction Contributions, not to exceed 6% of the Participant's Compensation.

Discretionary Basic: Contributions are determined at the sole discretion of the Board of Directors.

3. **Participant Accounts** - Each participant will have separate accounts established to reflect the employee's interest under the plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account: This account is credited annually with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee's share of the net income (or loss) of the Trust. The employee's interest in this account will always be 100% vested.

Employer Discretionary Basic Contribution Account: This account is credited with the employee's share of Employer Discretionary Basic Contributions and with the employee's share of the net income (or loss) of the Trust. Contributions are allocated to the participants in the ratio which the Adjusted Compensation of each participant bears to the total Adjusted Compensation of all participants for that Plan Year. The employee's interest in this account will always be 100% vested.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

Employee Salary Reduction And Voluntary Contribution Account: This account is credited with the employee's Salary Reduction and Voluntary Contributions and with the employee's share of the net income (or loss) of the Trust. Beginning January 1, 1990, a participant may authorize a contribution to the Trust on the employee's behalf, a Salary Reduction Contribution which shall be stated as a whole percentage and shall not be less than 1%, nor more than 15%, of the Participant's Compensation. The total amount of Salary Reduction Contribution for any Plan Year shall not exceed $7,000, multiplied by any cost of living adjustment factor prescribed by the Secretary of the Treasury under Section 415(d) of the Code. A participant may make Voluntary Participant Contributions. These contributions may not exceed 10% of the employee's aggregate earnings from the employer for the period of time that the employee has actively participated under the Plan. The employee's interest in this account will always be 100% vested.

Employee Rollover Contribution Account: This account is credited with any Rollover Contribution made during the Plan Year and with the employee's share of net income (or loss) of the Trust. This account will always be 100% vested.

Merged Plan Asset Account: This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. The account is credited annually with the allocable net income (or loss) of the Trust. The employee's interest in this account will always be 100% vested.

Employer Discretionary Optional Contribution Accounts: A separate Company Stock Account and Other Investments Account will reflect each participant's interest under the Employer Discretionary Optional Contribution portion of the Plan. Vesting is based on years of credited service. A participant is 100% vested after 7 years of credited service.

Company Stock Account – This account is credited annually with the employee's allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, with any forfeitures of common stock and with any stock dividends on Company stock allocated to the employee's Company Stock Account. Financed shares were initially credited to a Stock Suspense Account and were allocated to the Company Stock Accounts of participants only as payments on the acquisition loan were made by the trustee.

Other Investment Accounts – This account is credited or debited annually with the employee's share of net income or loss of the Trust, with any cash dividends on Company stock allocated to the employee's Company Stock Account, with the employee's allocable share of employer contributions in cash and with any forfeitures from Other Investment Accounts. The account will be debited for the participant's share of any cash payments made for the acquisition of Company stock or for the repayment of any principal and interest on an acquisition loan.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

4. Investment Funds – Employee Salary Reduction, Voluntary and Rollover Contribution Accounts: Funds contributed by an employee into this account may, at the direction of the employee, be invested in either an equity fund or Fidelity U.S. Bond, Mid Cap or Blue Chip Funds. The equity fund invests in Company stock. The Fidelity Funds give employees a choice of bonds, mid-cap or large cap stocks.

Merged Plan Asset Accounts: Funds in these accounts may, at the direction of the employee, be invested in either an equity fund or Fidelity U.S. Bond, Mid-Cap or Blue Chip Funds. The equity fund invests in Company stock. The Fidelity Funds give employees a choice of bonds, mid-cap or large cap stocks.

Employer Discretionary Matching Contribution Accounts: The Trustee will invest matching contributions in the same manner as the funds on which the matching contribution is based.

Employer Discretionary Optional Contribution Accounts: The Trustee will invest these contributions in Company stock.

5. Payment Of Benefits – On termination of service and a 90 day waiting period, the participant will normally receive a distribution in whole shares of Company stock, with the value of any fractional shares paid in cash, equal to the participant's vested account balance in the equity funds and a distribution of cash equal to the participant's vested account balance in the Fidelity fund(s).

6. Plan Amendment – On December 16, 1994, the Plan was amended to comply with the Internal Revenue Code and to clarify the hardship distribution provisions.

B. Summary of Accounting Policies

Prior to May 10, 2000, the fair value of Company stock was based on an annual appraisal by a banking analyst and bank stock appraisal expert. On May 10, 2000, the Company registered its common stock on the NASDAQ Small Cap Market. On April 5, 2000, the Company's Board of Directors approved a two for one stock split of the common shares of the Company. All references to shares of Company stock in this report have been adjusted to reflect these stock splits.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

C. Notes Payable

During 1999, the Plan purchased 21,780 shares of Peoples Financial Corporation for a total purchase price of $600,840. This acquisition was financed through a loan from The Peoples Bank, Biloxi, Mississippi, a wholly-owned subsidiary of the Sponsor. The shares acquired from the proceeds of the loan collateralized the loan. The note bore interest at prime rate. Principal was repaid in quarterly payments of $30,000, plus accrued interest, with a balloon payment for the balance on February 2003. The loan agreement provided for release of shares held as collateral as payments are made based on a fraction applied to the total shares held as collateral. The numerator of the fraction was the principal and interest paid during the Plan year and the denominator was the numerator plus the principal and interest to be paid during all future years. The debt was fully guaranteed by the Sponsor. The loan was paid off on December 31, 2001.

During 1999, the Plan also established a $750,000 line of credit with River Hills Bank. The note, which had a balance of $174,043 and $108,000 at December 31, 2001 and 2000, respectively, bears interest at New York prime. Interest is due quarterly with principal being due at maturity in June 2004. The purpose of the line was to provide working capital to the Plan and it is fully guaranteed by the Sponsor.

D. Cost of Plan Administration

The Company absorbs the cost of plan administration. These costs were $32,000, $30,000, and $25,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

F. Tax Status

The Company received a favorable determination letter dated October 24, 1986, from the Internal Revenue Service under which the Plan qualifies for favorable tax treatment under Sections 401K, 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

As discussed in Note J, the Plan was separated into two plans: Peoples Financial Corporation Employee Stock Ownership Plan and Peoples Financial Corporation 401(k) Plan. A determination letter for the plans has been requested from the Internal Revenue Service but has not yet been received as of the date of this report.

A participant must pay regular income tax plus a 10% excise tax for withdrawal of any portion of his accumulated pre-tax account balance, or the portion of his after-tax account balance representing company contributions or earnings prior to retirement, disability, or attaining age 59 1/2. Withdrawal of the pre-tax account balance, or the portion of the after-tax account balance representing company contributions or earnings, after retirement, disability, or attaining age 59 1/2 is subject to regular income tax.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

G. Investments

The Company stock is held by the audit department of The Peoples Bank, Biloxi, Mississippi, a subsidiary of the Company. All investments are income producing. The following table presents the fair values of investments.

	12/31/01							12/31/00		
	Unallocated		Allocated		Total			Total		
	Number of Shares	Fair Value	Number of Shares	Fair Value	Number of Shares	Cost	Fair Value	Number of Shares	Cost	Fair Value
Investments carried at cost										
Certificates of deposit		$ —		$ —		$ —	$ —		$ 64,000	$ 64,000
Investments carried at fair value										
Based on daily listed value										
Non-participant directed										
Common stock, Peoples Financial Corporation *		—	560,010	8,344,149	560,010	1,408,392	8,344,149	570,088	1,621,118	9,834,018
Total non-participant directed		—		8,344,149		1,408,392	8,344,149		1,621,118	9,834,018
Participant directed										
Fidelity Blue Chip *								34,850	1,795,136	1,795,836
Fidelity Mid-Cap *								66,115	1,310,980	1,722,967
Fidelity U.S. Bond								35,019	378,225	370,847
Common stock, Peoples Financial Corporation *		—		—		—	—	126,630	360,089	2,184,367
Total participant directed		—		—		—	—		3,844,430	6,074,017
Total investments		$ —		$ 8,344,149		$ 1,408,392	$ 8,344,149		$ 5,529,548	$ 15,972,035

*These assets represent more than five percent of net assets available for benefits.

Peoples Financial Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
(Continued)

During 2001, 2000 and 1999, the Plan's investments (including investments bought and held during the year) appreciated (depreciated) as follows:

	Net Appreciation (Depreciation) in Fair Value		
	2001 Total	2000 Total	1999 Total
Common stock, Peoples Financial Corporation	$(1,289,559)	$(9,495,493)	$ 2,316,435
Mutual Fund		(52,745)	385,424
Net appreciation in fair value	$(1,289,559)	$(9,548,238)	$ 2,701,859

H. Related Party Transactions

The Plan purchased $221,425 and distributed $421,736 of the Plan sponsor's common stock during the year ended December 31, 2001. The stock held by the Plan at December 31, 2001 and 2000 had a market value of $8,344,149 and $9,834,018, respectively.

I. Concentration of Market Risk

The Plan has invested a significant portion of its assets in Peoples Financial Corporation common stock. This investment in Peoples Financial Corporation common stock approximates 99% of the Plan's net assets available for benefits as of December 31, 2001. As a result of the concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

J. Transfer to 401(k) Funds

On March 28, 2001, the Company's Board of Directors approved the separation of the Plan into two Plans: Peoples Financial Corporation Employee Stock Ownership Plan and Peoples Financial Corporation 401(k) Plan. This separation is effective January 1, 2001. All fund balances of the 401(k) Plan and GNBPSP were transferred to the Peoples Financial Corporation 401(k) Plan. Net assets available for Plan benefits transferred at January 1, 2001 were $6,163,829. A condensed Statement of Net Assets Available for Plan Benefits for December 31, 2000 and a condensed Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2000 and 1999, may be shown as follows:

Peoples Financial Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
(Continued)

Statement of Net Assets Available for Plan Benefits

Assets	December 31, 2000
Investments	$ 6,088,017
Cash	83,830
Total assets	$ 6,171,847

Liabilities and Net Assets Available for Plan Benefits

Liabilities	
Due to other funds	$ 7,255
Other liabilities	763
Total liabilities	8,018
Net assets available for plan benefits	6,163,829
Total liabilities and net assets available for plan benefits	$ 6,171,847

Statements of Changes in Net Assets Available for Plan Benefits

	For the Year Ended December 31, 2000	December 31, 1999
Investment income (loss)	$(1,511,559)	$ 1,056,259
Employee contributions	493,994	473,819
Employer contributions	257,234	241,830
Distributions to participants	(836,736)	(306,156)
Net increase (decrease) in net assets	$(1,597,067)	$ 1,465,752

The above amounts are included in the statements on page 2 and 3 of this report.

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Allocation of Net Assets Available for
Plan Benefits to Investment Funds

December 31, 2000

Assets	401(k) Equity Fund	401(k) U.S. Bond Fund	401(k) Mid Cap Fund	401(k) Blue Chip Fund	GNBPSP Stock Fund	GNBPSP U.S. Bond Fund	GNBPSP Mid Cap Fund	GNBPSP Blue Chip Fund	Trustee Directed Fund	Total
Investments:										
Certificates of deposit	$	$	$	$	$ 14,000	$	$	$	$ 50,000	$ 64,000
Common stock	1,643,441				540,926				9,834,018	12,018,385
Mutual funds		359,396	1,597,443	1,602,460		11,450	125,524	193,377		3,889,650
Total investments	1,643,441	359,396	1,597,443	1,602,460	554,926	11,450	125,524	193,377	9,884,018	15,972,035
Contributions receivable									76,859	76,859
Cash	1,966	4,927	30,407	39,629	4,617	859	540	885	3,987	87,817
Due from (to) other funds		(4,651)	21,563	(24,167)					7,255	
Total assets	1,645,407	359,672	1,649,413	1,617,922	559,543	12,309	126,064	194,262	9,972,119	16,136,711
Liabilities										
Notes payable									528,841	528,841
Other liabilities			572	191						763
Total liabilities			572	191					528,841	529,604
Net assets available for Plan benefits	$ 1,645,407	$ 359,672	$ 1,648,841	$ 1,617,731	$ 559,543	$ 12,309	$ 126,064	$ 194,262	$ 9,443,278	$ 15,607,107
# of participants investing in fund	131	68	177	195	12	2	11	15		

See Independent Auditors' Report.

GNBPSP Stock Fund	GNBPSP U.S. Bond Fund	GNBPSP Mid Cap Fund	GNBPSP Blue Chip Fund	Trustee Directed Fund	Total
$(415,494)	$ 832	$ 15,018	$(32,026)	$(7,753,914)	$(9,548,238)
811	38	31	39	5,502	9,718
7,434				126,599	156,143
	2,455	9,996	8,748		249,005
(407,249)	3,325	25,045	(23,239)	(7,621,813)	(9,133,372)
					493,994
				179,625	436,859
				149,420	149,420
(407,249)	3,325	25,045	(23,239)	(7,292,768)	(8,053,099)
				57,770	57,770
258,811				1,472,936	2,309,672
				149,420	149,420
258,811				1,680,126	2,516,862
(666,060)	3,325	25,045	(23,239)	(8,972,894)	(10,569,961)
	(36,434)	24,109	12,324		
(666,060)	(33,109)	49,154	(10,915)	(8,972,894)	(10,569,961)
1,225,603	45,418	76,910	205,177	18,416,172	26,177,068
$ 559,543	$ 12,309	$ 126,064	$ 194,262	$ 9,443,278	$ 15,607,107

GNBPSP Stock Fund	GNBPSP U.S. Bond Fund	GNBPSP Mid Cap Fund	GNBPSP Blue Chip Fund	Trustee Directed Fund	Total
$ 119,986	$(3,411)	$ 13,691	$ 32,477	$ 1,861,593	$ 2,701,859
291	48	58	73	4,272	9,154
7,856				121,337	151,303
	3,163	8,122	7,177		181,145
128,133	(200)	21,871	39,727	1,987,202	3,043,461
					473,819
				118,170	360,000
				184,694	184,694
128,133	(200)	21,871	39,727	2,290,066	4,061,974
				27,487	27,487
25,248		6,224	6,392	635,899	942,055
				184,694	184,694
25,248		6,224	6,392	848,080	1,154,236
102,885	(200)	15,647	33,335	1,441,986	2,907,738
102,885	(200)	15,647	33,335	1,441,986	2,907,738
1,122,718	45,618	61,263	171,842	16,974,186	23,269,330
$ 1,225,603	$ 45,418	$ 76,910	$ 205,177	$ 18,416,172	$ 26,177,068

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Reportable Transactions
Year Ended December 31, 2001
Form 5500 – Schedule H, Part IV, 4 (j) – E. I. #64-0709834 – Plan #002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
The Peoples Bank, Biloxi, Miss	CD, due 6/12/01, interest at 4.22%	$	$ 50,000	$	$	$ 50,000	$ 50,000	$
Peoples Financial Corporation	1 share, common	17						
Peoples Financial Corporation	3,000 shares, common	39,000						
Peoples Financial Corporation	1,000 shares, common	13,250						
Peoples Financial Corporation	1,000 shares, common	13,000						
Peoples Financial Corporation	1,200 shares, common	15,600						
Peoples Financial Corporation	1,400 shares, common	18,340						
Peoples Financial Corporation	500 shares, common	6,375						
Peoples Financial Corporation	1,303 shares, common	17,069						
Peoples Financial Corporation	2,000 shares, common	25,500						
Peoples Financial Corporation	1,000 shares, common	12,750						
Peoples Financial Corporation	500 shares, common	6,790						
Peoples Financial Corporation	500 shares, common	6,750						
Peoples Financial Corporation	3,417 shares, common	46,984						
Totals		$ 221,425	$ 50,000	$	$	$ 50,000	$ 50,000	$

Note: 26,899 shares of common stock were distributed to participants in 2001.

See Independent Auditors' Report.

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001
Form 5500 – Schedule H, Part IV, 4(i) – E.I. #64-0709834 – Plan #002

Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Current Value
Peoples Financial Corporation	560,010 shares common stock	$ 1,408,392	$ 8,344,149

See Independent Auditors' Report.

PILTZ, WILLIAMS, LAROSA & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

June 21, 2002

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

We consent to the use of our reports, dated June 4, 2002, in Form 11-K filing of the Peoples Financial Corporation.

Piltz, Williams, LaRosa & Co.

Piltz, Williams, LaRosa & Co.
Biloxi, Mississippi

Post Office Box 231 • Biloxi, Mississippi 39533-0231 • Phone (228) 374-4141 • FAX (228) 374-5521 • www.pwlcpa.com